Exhibit 99.2

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2010

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Consolidated Balance Sheets	F-2 - F-3

Interim Consolidated Statements of Operations	F-4

Interim Statements of Changes in Shareholders' Equity	F-5 - F-6

Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Interim Consolidated Financial Statements	F-9 - F-18

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30,	December 31,
	2010	2009
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,687	$3,209
Trade receivables (net of allowance for doubtful accounts of $1,457 and $1,345 at September 30, 2010 and December 31, 2009, respectively)	15,070	11,619
Other accounts receivable and prepaid expenses	3,644	3,033
Inventories (Note 3)	4,002	2,219

Total current assets	24,403	20,080

LONG-TERM ASSETS:
Long-term accounts receivable	1,109	673
Severance pay fund	7,027	6,070
Property and equipment, net	10,587	9,401
Deferred income taxes	-	507
Other intangible assets, net	7,074	9,022
Goodwill	52,496	51,220

Total long-term assets	78,293	76,893

Total assets	$102,696	$96,973

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	September 30,	December 31,
	2010	2009
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$11,418	$9,146
Trade payables	11,114	8,639
Deferred revenues and customer advances	8,545	8,253
Other accounts payable and accrued expenses	6,769	6,248

Total current liabilities	37,846	32,286

LONG-TERM LIABILITIES:
Long-term loans from banks	12,063	14,493
Long-term loans from shareholders and others	955	963
Other long-term liabilities	647	621
Accrued severance pay	7,925	7,131

	21,590	23,208

COMMITMENTS AND CONTINGENT LIABILITIES (Note 4)

SHAREHOLDERS' EQUITY:
Pointer Telocation Ltd. shareholders' equity:
Share capital -
Ordinary shares of NIS 3 par value -
Authorized: 8,000,000 shares at September 30, 2010 and December 31, 2009; Issued and outstanding: 4,771,181 and 4,752,931 shares at September 30, 2010 and December 31, 2009, respectively	3,280	3,266
Additional paid-in capital	118,486	118,348
Accumulated other comprehensive income	2,484	1,541
Accumulated deficit	(88,556)	(89,346)

Total Pointer Telocation Ltd. shareholders' equity	35,694	33,809

Non-controlling interest	7,566	7,670

Total equity	43,260	41,479

Total liabilities and equity	$102,696	$96,973

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Revenues:
Products	$17,464	$15,101	$6,423	$5,395	$20,038
Services	36,114	33,354	12,104	11,500	45,287

Total revenues	53,578	48,455	18,527	16,895	65,325

Cost of revenues:
Products	9,578	7,974	3,358	2,555	10,774
Services	23,125	19,190	8,166	7,086	26,645
Amortization of intangible assets	738	738	246	246	976

Total cost of revenues	33,441	27,902	11,770	9,887	38,395

Gross profit	20,137	20,553	6,757	7,008	26,930

Operating expenses:
Research and development	1,779	2,113	613	653	2,817
Selling and marketing	5,420	4,461	1,795	1,482	6,249
General and administrative	6,295	6,777	2,231	1,903	8,788
Amortization of intangible assets	1,319	1,489	430	442	1,942
Impairment of intangible asset	-	2,959	-	-	2,959

Total operating expenses	14,813	17,799	5,069	4,480	22,755

Operating income	5,324	2,754	1,688	2,528	4,175
Financial expenses, net	1,516	1,574	522	477	2,070
Other expenses, net	23	15	-	3	16

Income before taxes on income	3,785	1,165	1,166	2,048	2,089
Taxes on income (Note 6)	1,323	79	331	38	887

Income after taxes on income	2,462	1,086	835	2,010	1,202
Equity in losses of affiliate	836	382	295	191	677

Net income	1,626	704	540	1,819	525
Less - net income attributable to non-controlling interest	836	2,429	102	692	2,632

Net income (loss) attributable to Pointer Telocation Ltd. shareholders	$790	$(1,725)	$438	$1,127	$(2,107)

Earnings per share attributable to Pointer Telocation Ltd's shareholders:
Basic net earnings (loss) per share (Note 5)	$0.17	$(0.36)	$0.09	$0.24	$(0.44)

Diluted net earnings (loss) per share (Note 5)	$0.15	$(0.38)	$0.09	$0.23	$(0.47)

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd. shareholders
	Number of	Share	Additional paid-in	Receipts on account	Accumulated other comprehensive	Accumulated	Non-controlling	Comprehensive	Total
	shares	capital	capital	of shares	income (loss)	deficit	interest	income	equity

Balance as of January 1, 2009	4,752,931	$3,266	$118,015	$-	$1,773	$(87,239)	$5,372		$41,187

Stock-based compensation expenses	-	-	333	-	-	-	32		365
Dividend paid to the non-controlling interest	-	-	-	-	-	-	(871)		(871)
Non-controlling interest recorded as a result of business combination	-	-	-	-	-	-	256		256
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	(167)	-	249	$82	82
Realized losses on derivatives designated as cash flow hedges	-	-	-	-	(78)	-	-	(78)	(78)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	-	13	-	-	13	13
Net income	-	-	-	-	-	(2,107)	2,632	525	525
Total comprehensive income								$542
Balance as of December 31, 2009	4,752,931	3,266	118,348	-	1,541	(89,346)	7,670		41,479

Stock-based compensation expenses	-	-	94	-	-	-	-		94
Issuance of share capital to employees resulting from exercise of options	18,250	14	44	-	-	-	-		58
Dividend paid to the non-controlling interest	-	-	-	-	-	-	(1,170)		(1,170)
Comprehensive income:						-
Foreign currency translation adjustments	-	-	-	-	838	-	230	$1,068	1,068
Realized losses on derivatives designated as cash flow hedges	-	-	-	-	(12)	-	-	(12)	(12)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	-	117	-	-	117	117
Net income	-	-	-	-	-	790	836	1,626	1,626
Total comprehensive income								$2,799
Balance as of September 30, 2010 (unaudited)	4,771,181	$3,280	$118,486	$-	$2,484	$(88,556)	$7,566		$43,260

Accumulated other comprehensive income for nine month that ended on September 30, 2010:

Accumulated gain on derivative instruments	$118
Accumulated foreign currency translation differences, net	2,366

Accumulated other comprehensive income	$2,484

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

		Pointer Telocation Ltd. shareholders
	Number of	Share	Additional paid-in	Receipts on account	Accumulated other comprehensive	Accumulated	Non-controlling	Comprehensive	Total
	shares	capital	capital	of shares	income (loss)	deficit	interest	income	equity

Balance as of January 1, 2009	4,752,931	$3,266	$118,015	$-	$1,773	$(87,239)	$5,372		$41,187

Stock-based compensation expenses	-	-	284	-	-	-	34		318
Dividend paid to the non-controlling interest	-	-	-	-	-	-	(871)		(871)
Non-controlling interest recorded as a result of business combination (see Note 1b)	-	-	-	-	-	-	256		256
Comprehensive income:
Foreign currency translation adjustments	-	-	-	-	13	-	201	$210	214
Realized losses on derivatives designated as cash flow hedges	-	-	-	-	(61)	-	-	(61)	(61)
Unrealized gains on derivatives designated as cash flow hedges	-	-	-	-	41	-	-	41	41
Net income	-	-	-	-	-	(1,725)	2,429	704	704
Total comprehensive income								$894
Balance as of September 30, 2009 (unaudited)	4,752,931	$3,266	$118,299	$-	$1,766	$(88,964)	$7,421		$41,788

Accumulated other comprehensive income for nine month that ended on September 30, 2009:

Accumulated gain (losses) on derivative instruments	$56
Accumulated foreign currency translation differences, net	1,710

Accumulated other comprehensive income	$1,766

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Cash flows from operating activities:

Consolidated net income	$1,626	$704	$540	$1,819	$525
Adjustments required to reconcile consolidated net income to net cash provided by operating activities:
Depreciation, amortization and impairment	4,160	6,934	1,419	1,281	8,252
Accrued interest and exchange rate changes of debenture and long-term loans	95	(113)	34	16	(85)
Accrued severance pay, net	(187)	(415)	(132)	(160)	(400)
Gain from sale of property and equipment, net	(68)	(205)	(30)	(67)	(377)
Equity in losses of affiliate	836	382	295	191	677
Stock-based compensation expenses	94	318	22	48	367
Decrease (increase) in trade receivables, net	(3,090)	(568)	(708)	91	1,995
Decrease (increase) in other accounts receivable and prepaid expenses	(990)	(384)	322	(229)	(308)
Decrease (increase) in inventories	(2,107)	156	(587)	(150)	128
Write-off of inventories	-	39	-	-	124
Deferred income taxes	1,241	-	334	-	773
Increase in long-term accounts receivable	(479)	(226)	(68)	(63)	(493)
Increase (decrease) in trade payables	2,040	(339)	1,190	347	(413)
Increase (decrease) in other accounts payable and accrued expenses	374	1,072	(514)	(820)	461

Net cash provided by operating activities	3,545	7,355	2,117	2,304	11,226

Cash flows from investing activities:

Decrease in other accounts receivable	-	-	-	-	279
Purchase of property and equipment	(2,931)	(2,525)	(993)	(1,188)	(3,442)
Proceeds from sale of property and equipment	440	861	84	302	1,215
Investments in affiliate	(900)	(300)	(420)	(100)	(640)
Acquisition of subsidiary (a)	-	(38)	-	-	(38)

Net cash used in investing activities	(3,391)	(2,002)	(1,329)	(986)	(2,626)

Cash flows from financing activities:

Receipt of long-term loans from banks	3,180	-	1,851	-	-
Repayment of long-term loans from banks	(4,202)	(4,423)	(919)	(1,553)	(6,027)
Repayment of long-term loans from shareholders and others	(1,134)	(23)	(1,115)	(8)	(32)
Receipt of long-term loans from shareholders and others	43	-	-	-	-
Proceeds from issuance of shares and exercise of warrants, net	57	-	-	-	-
Dividend paid to the non-controlling interest	(1,170)	(871)	-	(285)	(871)
Short-term bank credit, net	1,257	414	(2,257)	848	(983)

Net cash used in financing activities	(1,969)	(4,903)	(2,440)	(998)	(7,913)

Effect of exchange rate changes on cash and cash equivalents	293	(145)	141	(135)	(186)

Increase (decrease) in cash and cash equivalents	(1,522)	305	(1,511)	185	501
Cash and cash equivalents at the beginning of the period	3,209	2,708	3,198	2,828	2,708

Cash and cash equivalents at the end of the period	$1,687	$3,013	$1,687	$3,013	$3,209

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
		2010	2009	2010	2009	2009
		Unaudited
(a)	Acquisition of subsidiary:

	Fair value of assets acquired and liabilities assumed at date of acquisition:

	Working capital	$-	$(40)	$-	$-	$(112)
	Property and equipment	-	60	-	-	60
	Customer list	-	24	-	-	24
	Goodwill	-	384	-	-	456
	Accrued severance pay, net	-	(12)	-	-	(12)
	Non-controlling shareholders loan	-	(122)	-	-	(122)
	Non-controlling interest	-	(256)	-	-	(256)

		$-	$38	$-	$-	$38

(b)	Non-cash investing activity:

	Purchase of property and equipment	$219	$-	$219	$-	$221

(c)	Supplemental disclosure of cash flow activity:

	Cash paid during the period for:

	Interest	$925	$1,544	$289	$517	$1,958

	Income taxes	$99	$17	$81	$7	$87

The accompanying notes are an integral part of the interim consolidated financial statements.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

On June 28, 2010, the Company subsidiary Shagrir Systems Ltd ("Shagrir"), together with an Israel resident entered into an agreement for the establishment of an Israeli company named "Rider" for the providing of outsourcing services to insurance companies and others. The Company will hold 67% of the issued share capital of Rider, and the minority shareholder will hold 33% and serve as Rider's CEO. In the framework of the agreement for the establishment of that company, Rider will grant a loan to the minority shareholder in an amount of up to NIS 5,000, pursuant to the compliance with terms provided in the agreement. The loan will bear interest at the rate of 3% and will be linked to the Israeli CPI.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.
Unaudited interim financial information:

The accompanying consolidated balance sheet as of September 30, 2010, consolidated statements of operations for the three and nine months ended September 30, 2009 and 2010 and consolidated statements of cash flows for the three and nine months ended September 30, 2009 and 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of September 30, 2010, the Company's consolidated results of operations for the three and nine months ended September 30, 2009 and 2010 and the Company's consolidated cash flows for the three and nine months ended September 30, 2009 and 2010.

The balance sheet at December 31, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2009 included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission ("SEC") on March 25, 2010.

Results for the three and nine months ended September 30, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c.	Principles of consolidation:

Our consolidated financial statements include the accounts of the company and it’s wholly and majority owned subsidiaries, referred to herein as the group.

Intercompany transactions and balances including profits from intercompany sales not yet realized outside the Company, have been eliminated upon consolidation.

d.	Impact of recently issued accounting standards still not effective for the Company:

In July 2010, the FASB issued ASU 2010-20 "Disclosures About the Credit Quality of Financing Receivables and the Allowance for Credit Losses". ASC 310, "Receivables".

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The ASU requires extensive new disclosures in the financial about financing receivables, Including credit risk exposures and the allowance for credit losses.

The disclosures required under the ASU as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. Disclosures related to activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010. The Company is currently evaluating the impact of ASU 2010-20 on the consolidated financial statements.

NOTE 3:-	INVENTORIES

	September 30,	December 31,
	2010	2009
	Unaudited

Raw materials	$2,214	$985
Work in process	108	106
Finished goods	1,680	1,128

	$4,002	$2,219

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As collateral for its liabilities, the Company has recorded floating charges on all of its assets, including the intellectual property and equipment, in favor of banks.

b.	Collateral:

1.	To secure Shagrir's obligations for providing services to several of its customers, Shagrir provided such customers with a bank guarantee in the amount of about $ 2,502, in effect until January 2014.

2.	The Company obtained bank guarantees in the amount of $ 92 in favor of its lessor and customs.

3.	As of September 30, 2010, the use of $ 89 has been restricted following B.C.R.A. (Central Bank of Argentina) regulations.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Royalties:

The Company has undertaken to pay royalties to the BIRD Foundation ("BIRD"), at the rate of 5% on sales proceeds of products developed with the participation of BIRD up to the amount received, linked to the U.S. dollar. The contingent obligation as of September 30, 2010 is $ 2,319. No royalties were accrued or paid during 2010 and 2009.

d.	Litigation:

As of September 30, 2010, several claims were filed against Shagrir, mainly by customers. The claims are in an amount aggregating to approximately $ 220. The substance of the claims is the malfunction of Shagrir's products, which occurred during the ordinary course of business. Shagrir's management, based on the opinion of its legal counsel, is of the opinion that no material costs will arise to Shagrir in respect to these claims.

e.	Commitments:

1.
The Company and DBSI Investment Ltd. ("DBSI"), an equity owner in the Company (see Note 7), have entered into a management services agreement pursuant to which DBSI shall provide management services in consideration of annual management fees of $ 180 for a period of three years commencing on April 6, 2003.

This agreement is automatically renewed for additional periods of twelve months each, unless either party gives the other party a notice of termination three months prior to the beginning of a renewal term.

2.
During 1998, the Company entered into an agreement with Shagrir, for the supply of the services and equipment required to set up reception bases to be positioned throughout Israel. An addendum to the agreement was entered into in 2004 (the "First Addendum"). The agreement was for a period of 10 years with an option to extend it by an additional 10 years. During 2008, the Company and Shagrir entered into a second addendum to the agreement that extended the agreement by a period of 5 years, until 2013.

3.
Shagrir entered into a management services agreement with its shareholders, pursuant to which the shareholders will grant management services to the Shagrir, in consideration of NIS 1,000 thousand per year. This amount is split between the Company (NIS 120 thousand) and the other shareholders of Shagrir.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.
Covenants:

In respect of the bank loans provided to the Company for the purpose of funding the 2007 Acquisition Transaction, pursuant to which the Company acquired Cellocator, the Company is required to meet certain financial covenants as follows:

1.	The ratio of the shareholders equity to the total consolidated assets will not be less than 20% and the shareholders equity will not be less than $ 20,000, starting December 31, 2007.

2.
The ratio of the Company and its subsidiaries' debt (debt to banks, convertible debenture and loans from others that are not subordinated to the bank less cash) to the annual EBITDA will not exceed 5 in 2008, 4.5 in 2009 and 4 in 2010 and thereafter.

3.
The ratio of Pointer Telocation Ltd.'s debt (debt to banks, convertible debenture and loans from others was not subordinated to the bank less cash) to the annual EBITDA will not exceed 4 in 2008, 3.5 in 2009 and 2.5 in 2010 and thereafter.

As of September 30, 2010, the Company is in compliance and expect to remain in compliance with the financial covenants in 2010.

Under the credit facility (in respect of the loans denominated in NIS) from the bank, Shagrir is required to meet financial covenants.

The financial covenants are:

1.	The ratio of the debt to the bank to the annual EBITDA will not exceed 5.5.

2.	The ratio of the annual EBITDA to the current maturities (the loan principal plus interest) of long-term loans from the bank will not be less than 1, at any time.

3.	The shareholders' equity, including loans from shareholders, will not be less than NIS 50 million, at any time

4.
Shagrir will not decide on any distribution of dividends in Shagrir without prior written consent from the bank. Shagrir received such consent from the bank prior to its dividend distribution in May and September 2009.

As of September 30, 2010, Shagrir is in compliance and expect to remain in compliance with the financial covenants of its credit facility in 2010.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited
Numerator:
Numerator for basic net earnings per share - Net income (loss)	$790	$(1,725)	$438	$1,127	$(2,107)
Effect of diluting securities	(56)	(86)	(15)	(28)	(106)

Numerator for diluted net earnings per share - Net income (loss)	$734	$(1,811)	$423	$1,099	$(2,213)

Denominator:
Denominator for basic net earnings per share - weighted-average number of shares outstanding (in thousands)	4,766	4,753	4,771	4,753	4,753

Denominator for diluted net earnings per share - adjusted weighted average shares and assumed exercises (in thousands)	4,830	4,756	4,850	4,763	4,753

Basic net earnings (loss) per share	$0.17	$(0.36)	$0.09	$0.24	$(0.44)

Diluted net earnings (loss) per share	$0.15	$(0.38)	$0.09	$0.23	$(0.47)

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	INCOME TAXES

The effective tax rate for the nine-months ended September 30, 2010 was 44.9% as compared to 6.8% for the nine months ended September 30, 2009. The effective tax rate for the nine months ended September 30, 2010 was impacted mainly due to a valuation allowance against deferred tax assets. The effective tax rate for the nine months ended September 30, 2009 was impacted due to tax revenue from the decrease in the future tax rate in Israel, which was partially offset by establishing valuation allowances against net deferred tax assets

NOTE 7:-	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances with related parties:

	September 30,	December 31,
	2010	2009
	Unaudited

Other accounts payable and accrued expenses:
DBSI (see Note 4e(1))	$52	$52

	$52	$52

b.	Transactions with related parties:

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2010	2009	2010	2009	2009
	Unaudited

Management fees to DBSI (see Note 4e(1))	$135	$135	$45	$45	$180
Interest on loans from shareholders (*)	$155	$-	$155	$-	$-

(*)	As of September 30, 2010, the debenture balance was $ 1,000. The debenture bears an annual interest of 4.4%, to be paid on March 2011 and September 2011. The debenture shall mature in September 2011.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION

a.	The following segment identification is identical to the segment that use in the latest annual consolidated financial report.

b.	The following presents segment results of operations for the year ended December 31, 2009:

	Cellocator segment	Pointer segment	Total

Segments revenues	$15,380	$54,187	$69,567
Intersegments revenues	(4,242)	-	(4,242)

Revenues from external customers	$11,138	$54,187	$65,325

Segments operating profit (loss)	$(3,144)	$7,043	$3,899

Segments assets	$24,799	$73,922	$98,721

The Pointer segment revenues include revenue from services in the amount of $ 45,118.

The following presents segment results of operations for the nine months ended September 30, 2009 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$11,203	$40,012	$51,215
Intersegments revenues	(2,760)	-	(2,760)

Revenues from external customers	$8,443	$40,012	$48,455

Segments operating profit (loss)	$(3,066)	$5,823	$2,757

Segments assets	$27,744	$73,268	$101,012

The Pointer segment revenues include revenue from services in the amount of $ 33,213.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION (Cont.)

The following presents segment results of operations for the nine months ended September 30, 2010 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$16,236	$43,428	$59,664
Intersegments revenues	(6,086)	-	(6,086)

Revenues from external customers	$10,150	$43,428	$53,578

Segments operating profit	$1,623	$3,701	$5,324

Segments assets	$25,655	$77,041	$102,696

The Pointer segment revenues include revenue from services in the amount of $ 36,066.

The following presents segment results of operations for the three months ended September 30, 2009 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$3,496	$14,209	$17,705
Intersegments revenues	(810)	-	(810)

Revenues from external customers	$2,686	$14,209	$16,895

Segments operating profit	$529	$1,999	$2,528

Segments assets	$27,744	$73,268	$101,012

The Pointer segment revenues include revenue from services in the amount of $ 11,954.

POINTER TELOCATION LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	SEGMENT INFORMATION (Cont.)

The following presents segment results of operations for the three months ended September 30, 2010 (unaudited):

	Cellocator segment	Pointer segment	Total

Segments revenues	$6,172	$14,680	$20,852
Intersegments revenues	(2,325)	-	(2,325)

Revenues from external customers	$3,847	$14,680	$18,527

Segments operating profit	$1,094	$594	$1,688

Segments assets	$25,655	$77,041	$102,696

The Pointer segment revenues include revenue from services in the amount of $ 12,119.